SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________)


                     AKTIESELSKABET DAMPSKIBSSELSKABET TORM
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                                (Name of Issuer)


                 Common Shares, par value 10 Danish Kroner (DKK) per share
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                         (Title of Class of Securities)


                                    00208W109
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                                 (CUSIP Number)


                                Areti Charidemou
                           21 Vassili Michailidi Str.
                                 3026 Limassol
                                    Cyprus
                               011-357-25-746470
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 11, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00208W109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ryder Holdings Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC/BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     5,458,300 shares

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     5,458,300 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,458,300 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.99%

14.  TYPE OF REPORTING PERSON*

     HC



                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00208W109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Beltest Shipping Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC/BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     5,458,300 shares

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     5,458,300 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,458,300 shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.99%

14.  TYPE OF REPORTING PERSON*

     CO



                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00208W109
            ---------------------

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Item 1.  Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock 10 Danish Kroner (DKK) par value ("Common Stock") of A/S Steamship TORM (the "Company"). For the purpose of calculating beneficial ownership of Common Stock as reported herein, American Depositary Shares (as evidenced by American Depositary Receipts), each representing one (1) common share of Common Stock are considered the same class of equity security as the Common Stock. The principal executive offices of the Company are located at Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen 0, Denmark.

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Item 2.  Identity and Background.

     RyderHoldings Inc. ("Ryder") is a corporation organized under the laws of Liberia. Ryder's office is located at: 21 Vassili Michailidi Str., 3026 Limassol, Cyprus. Ryder's principal business is as a holding company.

     Beltest Shipping Company Limited ("Beltest") is a wholly owned subsidiary of Ryder. Beltest's principal business is as a shipping company. Beltest's principal office is located at 1 Costakis Pantelides Avenue, 1010 Nicosia Cyprus.

     Neither Ryder nor Beltest has been convicted in any criminal proceeding during the last five years, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The sole Director and Executive Officer of both Ryder and Beltest is Areti Charidemou, whose business address is 21 Vassili Michailidi Str., 3026 Limassol, Cyprus. Mrs. Charidemou's principal occupation/employment is as director.

     Mrs. Charidemou has not been convicted in any criminal proceeding during the last five years, nor has Mrs. Charidemou been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Mrs. Charidemou is a citizen of Cyprus.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchases of Common Stock came from the working capital of Ryder and Beltest and from a line of credit extended by Alfred Berg Bank, Copenhagen, Denmark.

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Item 4.  Purpose of Transaction.

     The shares of Common Stock owned by Beltest may be deemed beneficially owned by Ryder, Beltest's parent.

     The shares of Common Stock beneficially owned by Ryder and Beltest were acquired for investment purposes. Ryder and Beltest may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

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Item 5.  Interest in Securities of the Issuer.

     As of the date of this report, Ryder is deemed to beneficially own 5,458,300 shares of Common Stock. Ryder shares beneficial ownership of and voting and dispositive power with respect to all of these shares with Beltest. On February 7, 2002, Ryder acquired 5,055,300 shares of Common Stock. These shares were acquired in a private transaction before the Common Stock was registered pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

     On March 11, 2002, Ryder purchased 65,000 shares of Common Stock through the facilities of the Copenhagen Stock Exchange at an aggregate cost of DKK 3,900,000. On April 9, 2002, Ryder transferred all of its Common Stock to Beltest. On April 12, 2002, Ryder purchased 100,000 shares of Common Stock through the facilities of the Copenhagen Stock Exchange at an aggregate cost of DKK 5,900,000. On April 19, 2002, Ryder purchased 100,000 shares of Common Stock through the facilities of the Copenhagen Stock Exchange at an aggregate cost of DKK 5,900,000. On April 24, 2002, Ryder purchased 100,000 shares of Common Stock through the facilities of the Copenhagen Stock Exchange at an aggregate cost of DKK 5,900,000. On April 29, 2002, Ryder purchased 38,000 shares of Common Stock through the facilities of the Copenhagen Stock Exchange at an aggregate cost of DKK 2,204,000.

     Based on the issuer's Form 20-F filed on February 28, 2002, a total of 18,200,000 shares of Common Stock were outstanding as of that date. Therefore, Ryder is deemed to beneficially own 29.99% of the issued and outstanding shares of the Company's Common Stock.

     (d) Not applicable.
     (e) Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to Ryder and any person with respect to the Company's Common Stock (including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or witholding of proxies).

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Item 7.  Material to be Filed as Exhibits.

         No exhibits are attached hereto.

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



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date hereof.

                                                  RYDER HOLDINGS, INC.
                                        ----------------------------------------
May 23, 2002
------------                                    By:   /s/ Areti Charidemou
(Date)                                  ----------------------------------------
                                                    Areti Charidemou
                                                    Director

                                                BELTEST SHIPPING COMPANY LIMITED
                                        ----------------------------------------

                                                By:  /s/ Areti Charidemou
                                        ----------------------------------------
                                                       Areti Charidemou
                                                       Director



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


16238.0001 #325752